UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022	Commission File Number: 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: November 14, 2022	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2022 and December 31, 2021, and for the Three and Nine Months Ended September 30, 2022 and 2021.

99.2	Management’s Discussion and Analysis of Financial Condition and Unaudited Results of Operations for the Three and Nine Months Ended September 30, 2022 and 2021.

3